UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 2025

Commission File Number: 001-42259

JBDI Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

34 Gul Crescent

Singapore 629538

(Address of principal executive offices)

Mr. Lim Chwee Poh, CEO

Tel: +65 6861 4150

Email:

34 Gul Crescent

Singapore 629538

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders

On May 2, 2025, JBDI Holdings Limited (the “Company”) held its annual general meeting of shareholders (the “Annual General Meeting”). The Company’s shareholders voted to approve the election of each director nominee named in proposal 1 and approved proposal 2, the ratification of YCM CPA INC. as the independent registered public accounting firm for the fiscal year ended May 31, 2025. The following chart sets forth the number and percentage of votes cast for, withheld for the election of directors and the number of votes for, against, and the number of abstention votes, with respect to each proposal voted upon by the Company’s shareholders (proposal numbers correspond to the proposal numbers used in the Company’s definitive proxy statement for the Annual General Meeting):

Proposals		For		Withheld
1.	Elect the following director nominees to the Board of Directors:
	Lim Chwee Poh	10,624,319	99.70%	32,006	0.30%
	Liang Zhaorong	10,625,309	99.71%	31,016	0.29%
	Han Yee Yen	10,625,320	99.71%	31,005	0.30%
	Chan Chin Hoong	10,620,613	99.70%	32,003	0.29%
	Soh Kar Liang	10,564,662	99.66%	9,412	0.30%

		For		Against		Abstain
2.	Ratification of YCM CPA INC. as the independent registered public accounting firm for the fiscal year ended May 31, 2025	10,620,613	99.66%	26,300	0.25%	9,412	0.09

Change in Auditors

As a result of the ratification of YCM CPA INC. as the independent registered public accounting firm for the fiscal year ended May 31, 2025, the Company dismissed Onestop Assurance PAC as the independent registered public accounting firm for the Company.

Onestop Assurance PAC’s audit report on the Company’s financial statements as of and for the fiscal year ended May 31, 2024 did not contain an adverse opinion nor a disclaimer of opinion and was not qualified nor modified as to uncertainty, audit scope or accounting principles.

From Onestop Assurance PAC’s appointment to the date of its dismissal, there were (i) no disagreements between the Company and Onestop Assurance PAC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Onestop Assurance PAC, would have caused Onestop Assurance PAC to make reference to the subject matter of the disagreement in its report on the financial statements for such year, and (ii) no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2025	JBDI Holdings Limited

	By:	/s/ Lim Chwee Poh
	Name:	Mr. Lim Chwee Poh
	Title:	Executive Director and Principal Executive Officer

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